UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

The information contained in this Report on Form 6-K, including Exhibit 99.1, except for the quotes of Henry Gosebruch, Jaideep Dudani, and Andrew Dickinson included in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333- 218160, 333-225263, 333-231765, 333-249416, 333-260500, 333-268756, 333-275886, 333-283361, and 333-292050).

On March 31, 2026, the Registrant issued a press release and corporate presentation, copies of which are attached hereto as Exhibits 99.1 and Exhibits 99.2, respectively, and are incorporated herein by reference.

The information contained in Exhibit 99.2 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit	Description

99.1	Press Release, dated March 31, 2026

99.2	Corporate Presentation, titled “Galapagos and Gilead Enter into Binding Agreement to Collaborate on Advancing First in Class T Cell Engager Program for Autoimmune Diseases,” dated March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: March 31, 2026	/s/ Annelies Denecker
Annelies Denecker
Company Secretary